    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1994


                                                       REGISTRATION NO. 33-71270
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------
                               WESTERN INVESTMENT
                               REAL ESTATE TRUST
               (Exact name of registrant as specified in charter)

                     CALIFORNIA                                            94-6100058
          (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                             Identification No.)

                             3450 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA 94118
                          TELEPHONE NO. (415) 929-0211
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------
                                 O. A. TALMAGE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      WESTERN INVESTMENT REAL ESTATE TRUST
                             3450 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA 94118
                          TELEPHONE NO. (415) 929-0211
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------
                                   Copies to:

                       DAVID J. ROMANSKI                                 ALAN F. DENENBERG
                      STEINHART & FALCONER                              SHEARMAN & STERLING
                 333 Market Street, 32nd Floor                      555 California Street, Suite
                San Francisco, California 94105                                 2000
                                                                  San Francisco, California 94104

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 9, 1994


PROSPECTUS
           , 1994
                                  $50,000,000

                      WESTERN INVESTMENT REAL ESTATE TRUST

                              % SENIOR NOTES DUE 2004

    The   % Senior Notes due             , 2004, are being offered by the Trust.
The Notes will be senior unsecured obligations of the Trust, PARI PASSU with the Trust's outstanding 8% Convertible Debentures due 2008 and with all other present or future unsecured and unsubordinated debt of the Trust. As of September 30, 1993, after giving effect to the repayment of borrowings under the Trust's existing line of credit with a portion of the proceeds from this offering, the Trust will have approximately $116,076,000 of unsecured and unsubordinated debt outstanding (including the Notes). The Notes do not currently rank senior to any outstanding indebtedness of the Trust. The Notes will not be listed on any securities exchange, and there can be no assurance that there will be an active secondary market for the Notes.

    Interest  on  the Notes  is payable  in cash  on each                    and
            , commencing             , 1994. The Notes are not redeemable  prior
to maturity. Upon a Change of Control (as defined herein), the Trust is required to offer to purchase the Notes at 101% of the principal amount thereof, plus accrued interest to the date of purchase. The Trust is also required to use certain unreinvested proceeds from the sale or disposition of assets to repay senior indebtedness or offer to repurchase the Notes at 100% of the principal amount thereof, plus accrued interest to the date of purchase. See "Description of the Notes -- Change of Control" and "-- Certain Covenants -- Limitation on Disposition of Proceeds of Asset Sales."

    The Notes will be represented by a Global Note registered in the name of the nominee of the Depository Trust Company. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depository Trust Company (with respect to beneficial interests of participants) or through the records maintained by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in certificated form only under certain limited circumstances. See "Description of the Notes -- Book-Entry System."

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE  ATTORNEY GENERAL  OF THE STATE  OF NEW YORK  HAS NOT PASSED  ON OR ENDORSED
    THE MERITS  OF THIS  OFFERING.  ANY REPRESENTATION  TO THE  CONTRARY  IS
                                   UNLAWFUL.
- --------------------------------------------------------------------------------

                                                                              PRICE        UNDERWRITING      PROCEEDS
                                                                             TO THE       DISCOUNTS AND       TO THE
                                                                           PUBLIC (1)    COMMISSIONS (2)     TRUST (3)
- ------------------------------------------------------------------------------------------------------------------------
Per Note................................................................           100%                %               %
Total...................................................................  $  50,000,000   $                $
- ------------------------------------------------------------------------------------------------------------------------

(1)   PLUS   ACCRUED   INTEREST,   IF   ANY,   FROM   THE   DATE   OF  ISSUANCE.
(2) SEE "UNDERWRITING"  FOR INDEMNIFICATION ARRANGEMENTS  WITH THE  UNDERWRITER.
(3) BEFORE DEDUCTING EXPENSES OF THE OFFERING PAYABLE BY THE TRUST, ESTIMATED AT $250,000.

    The Notes are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by it and subject to various prior conditions, including the right to reject any order in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, on or about
            , 1994.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                   [GRAPHIC]

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.

                                   THE TRUST

    Founded in 1962, Western Investment Real Estate Trust (the "Trust") is a self-administered and fully integrated equity real estate investment trust ("REIT") which invests in income-producing properties located principally in Northern and Central California and Nevada. At September 30, 1993, the Trust had investments in 58 properties containing approximately 4.4 million square feet of gross leasable area and 19.6 million square feet of land, with an occupancy rate of 91%. The Trust's policy is primarily to make long-term investments in properties in which a majority of tenants are already in place or committed to future occupancy.

    The Trust's strategy is to focus on community shopping centers and retail stores in Northern and Central California and Nevada, generally outside of major cities in areas which are experiencing population growth. At September 30, 1993, approximately 88% of the amounts invested by the Trust related to shopping centers and retail businesses, all of which were located in Northern and Central California and Nevada. The Trust believes that this focus provides it with a high degree of market familiarity, promotes greater efficiency in the Trust's asset management activities and helps the Trust establish strong working relationships with major national and regional retailers. Further, the Trust's strategic focus contributes to its ability to identify potential acquisitions.

    The Trust's shopping center properties are strategically located, attractive and well constructed and maintained. Over 75% of the amounts invested by the Trust in its shopping center and retail properties has been in properties constructed since January 1, 1985. The Trust's principal shopping center and retail tenants include substantial, well-recognized national and regional businesses such as Kmart, Lucky Stores, Marshall's, PayLess, J.C. Penney, Raley's, Ross Stores, Round Table Pizza, Safeway, Save Mart, Thrifty and Toys "R" Us. The Trust's commercial tenants include Coast Federal Bank and Fireman's Fund.

    The Trust directly provides full asset management services to all but three of its properties. Asset management includes property management, leasing, marketing, accounting and legal support. Internal management provides for the regular interaction between the Trust and its tenants and the close supervision of properties, while permitting the Trust to provide its tenants with a range of value added services. In addition, the Trust believes that over time such internal asset management should prove less expensive than employing independent property management and leasing firms due to lower commissions and fees and certain economies of scale.

    The Trust's leases are for varying lengths and provide different mechanisms for increasing rents over the term of the lease based on the type of tenant. Substantially all of the Trust's properties are leased on a triple net basis, with the tenants being responsible for most operating expenses, such as real estate taxes, utilities, certain types of insurance and normal maintenance and repair.

    The Trust has paid 119 consecutive quarterly cash dividends and has qualified as a REIT under the Internal Revenue Code, as amended, since it commenced real estate operations in 1964. Its shares of beneficial interest have been publicly traded on the American Stock Exchange since 1984. The Trust's executive offices are located at 3450 California Street, San Francisco, California 94118, telephone (415) 929-0211.

                                  THE OFFERING

Securities Offered........................  $50,000,000 aggregate principal amount  of
                                            the  Trust's      %  Senior Notes due 2004
                                            (the "Notes").
Maturity..................................              , 2004.
Interest Payment Dates....................              and              ,  commencing
                                                                    , 1994.
Ranking...................................  The   Notes   will  be   senior  unsecured
                                            obligations of  the  Trust and  will  rank
                                            equally  with the  Trust's other unsecured
                                            and unsubordinated indebtedness. The Notes
                                            do  not  currently  rank  senior  to   any
                                            outstanding indebtedness of the Trust.
Use of Proceeds...........................  The  Trust will use the proceeds from this
                                            Offering to  retire  all  of  the  Trust's
                                            indebtedness  under  its existing  line of
                                            credit, to acquire properties as  suitable
                                            opportunities arise, to expand and improve
                                            existing  properties and for general Trust
                                            purposes. See "Use of Proceeds."
Change of Control.........................  If a Change of  Control occurs, the  Trust is required to offer to purchase the Notes
                                            at  101% of the  principal amount thereof,
                                            plus  accrued  interest  to  the  date  of
                                            purchase.    The   Trust's    ability   to
                                            repurchase the  Notes  upon  a  Change  of
                                            Control may be limited by the Trust's then
                                            existing financial resources. Furthermore,
                                            the    enforceability   of   the   Trust's
                                            obligation  to  offer  to  repurchase  the
                                            Notes  may be limited by the provisions of
                                            the  California   Corporation  Code.   See
                                            "Description  of  the Notes  --  Change of
                                            Control" and "-- Governing Law."
Redemption................................  The Notes  may not  be redeemed  prior  to maturity.
Principal Covenants.......................  The   Indenture   will   contain   certain
                                            covenants that,  among other  things,  (i)
                                            will  restrict the ability of the Trust to
                                            incur  additional   indebtedness  or   pay
                                            dividends  and  make  other distributions,
                                            (ii) will require the Trust to use certain
                                            unreinvested proceeds  from  the  sale  or
                                            disposition  of  assets  to  repay  senior
                                            indebtedness or to offer to repurchase the
                                            Notes at  100%  of  the  principal  amount
                                            thereof, plus accrued interest to the date
                                            of  purchase, and  (iii) will  require the
                                            Trust to maintain a minimum net worth. See
                                            "Description  of  the  Notes  --   Certain
                                            Covenants."

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes offered hereby are estimated to be $49,425,000. The Trust intends to use the net proceeds to retire all of the Trust's indebtedness under its existing line of credit. The outstanding balance under the line of credit was $32,168,000 at September 30, 1993 bearing interest at that date at the rate of 6.25% per annum. As of January 31, 1994, the outstanding balance was reduced to $19,845,000 with the proceeds from the sale of the Trust's Marin General Hospital property in Larkspur, California. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments." With respect to the remainder of the net proceeds of this offering, the Trust intends to use approximately $27,000,000 to acquire properties as suitable opportunities arise and approximately $2,500,000 to expand and improve existing properties. The Trust is continuously engaged, in the ordinary course of its business, in the evaluation of properties for acquisition. No agreements or understandings with respect to any material property acquisitions are currently in effect. Pending such applications of the net proceeds, the Trust will invest the net proceeds in short-term, interest-bearing obligations.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Trust at September 30, 1993, and as adjusted to give effect to the sale of the Notes offered hereby and the anticipated use of the net proceeds therefrom:

                                                                                       SEPTEMBER 30, 1993
                                                                                    ------------------------
                                                                                      ACTUAL     AS ADJUSTED
                                                                                         (IN THOUSANDS)
Short-term debt...................................................................  $    32,168   $       0
                                                                                    -----------  -----------
                                                                                    -----------  -----------
Long-term debt:
  Real estate loans payable.......................................................  $     1,527   $   1,527
    % Senior Notes due 2004.......................................................            0      50,000
  8% Convertible Debentures due June 30, 2008.....................................       66,076      66,076
                                                                                    -----------  -----------
      Total long-term debt........................................................       67,603     117,603
Shareholders' equity:
  Shares of beneficial interest, no par value, unlimited authorization; 16,625,723
   shares issued and outstanding..................................................      235,922     235,922
  Accumulated dividends in excess of Trust net income.............................      (29,480)    (29,480)
                                                                                    -----------  -----------
      Total shareholders' equity..................................................      206,442     206,442
                                                                                    -----------  -----------
Total capitalization..............................................................  $   274,045   $ 324,045
                                                                                    -----------  -----------
                                                                                    -----------  -----------

                         SELECTED FINANCIAL INFORMATION

    The table below presents selected data for the Trust on an annual basis and for certain interim periods. The annual selected financial data are derived from the Trust's audited financial statements. The financial data for the nine month periods ended September 30, 1992 and 1993 are derived from interim financial statements that are unaudited but that reflect, in the opinion of the management of the Trust, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. All information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Trust incorporated herein by reference.

                                                                                                  NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                    ----------------------------------------------------------  ----------------------
                                       1988        1989        1990        1991        1992        1992        1993
                                                                  (DOLLARS IN THOUSANDS)
OPERATING DATA
Operating revenues................  $   20,884  $   27,575  $   31,295  $   32,591  $   32,879  $   24,539  $   25,435
Operating expenses................         482         915       1,174       1,810       3,357       1,911       3,024
Depreciation and amortization.....       3,191       4,611       6,214       7,880       8,610       6,539       6,752
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income from real estate
 operations.......................      17,211      22,049      23,907      22,901      20,912      16,089      15,659
Interest expense..................       3,304       7,034       5,698       6,770       7,925       5,972       5,869
Interest and other income.........         665       1,117       1,315          32          17          13          19
Administrative expense............       1,430       1,554       1,622       1,510       1,681       1,562       1,110
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before gains on sales of
 real estate investments..........      13,142      14,578      17,902      14,653      11,323       8,568       8,699
Gains on sales of real estate
 investments......................         364         236         526      --          --          --          --
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income........................  $   13,506  $   14,814  $   18,428  $   14,653  $   11,323  $    8,568  $    8,699
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------
OTHER DATA
Cash dividends paid...............  $   15,201  $   17,616  $   23,161  $   20,855  $   18,316  $   13,711  $   13,876
Funds from operations (1).........  $   16,411  $   19,433  $   24,380  $   22,801  $   20,305  $   15,259  $   15,589
Earnings before interest expense,
 taxes, depreciation and
 amortization ("EBITDA") (2)......  $   19,637  $   26,223  $   29,814  $   29,303  $   27,858  $   21,079  $   21,320
Ratio of EBITDA to interest
 expense (2)......................        5.9x        3.7x        5.2x        4.3x        3.5x        3.5x        3.6x
Ratio of earnings to fixed
 charges (3)......................        5.0x        3.1x        4.1x        3.2x        2.4x        2.4x        2.5x
Number of properties
 (at end of period)...............          52          54          58          58          58          58          58
BALANCE SHEET DATA (AT END OF PERIOD)
Real estate investments, gross....  $  164,367  $  209,105  $  299,492  $  334,073  $  337,703  $  336,823  $  344,685
Total assets......................     228,018     299,816     302,014     318,941     316,622     315,656     310,349
Real estate loans payable.........       1,670       1,754       1,693       1,637       1,581       1,596       1,527
Total debt........................      76,670      76,619      80,254     100,505     105,432     101,165      99,771
Shareholders' equity..............     148,632     220,125     217,497     213,851     209,345     210,931     206,442

- --------------------------
(1) Industry analysts generally consider funds from operations to be an appropriate measure of the performance of an equity REIT. Funds from operations, as defined by the National Association of Real Estate Investment Trusts, is: net income excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated joint ventures. Funds from operations does not represent cash flow from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash needs and should not be considered as a substitute for net income under GAAP as an indicator of operating performance.
(2) The Trust believes that although this is useful information, it should not be considered in isolation or as a substitute for the income statement data prepared in accordance with generally accepted accounting principles.
(3) For purposes of these computations, earnings consist of income before income taxes, gains on sales of real estate investments and fixed charges. Fixed charges consist of interest on indebtedness, including capitalized leases, amortization of interest costs and implicit interest on rental arrangements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS


    The Trust announced on February 8, 1994 its results for the year and the fourth quarter ended December 31, 1993. Operating revenues increased $934,000 or 3%, to $33,813,000 in 1993 from $32,879,000 in 1992. Net income increased
$271,000, or 2%, to $11,594,000 in 1993 from $11,323,000 in 1992. Net income per share increased to $0.70 from $0.69. For the quarter ended December 31, 1993, operating revenues increased $38,000 to $8,378,000 from $8,340,000 for the comparable quarter in 1992. Net income increased $140,000, or 5%, to $2,895,000 for the quarter ended December 31, 1993 from $2,755,000 for the comparable quarter in 1992. Net income per share remained stable in the fourth quarter at $0.17. The Trust declared a quarterly dividend of $0.28 per share payable March 15, 1994 to shareholders of record on February 15, 1994.


    On January 27, 1994, the Trust sold its Marin General Hospital property in Larkspur, California. The sales price was $12,412,351. The Trust used the net proceeds of this sale to reduce the outstanding balance on its line of credit. See "Use of Proceeds." In 1993, the Trust received $1,324,852 in rental income from this property. As a result of this sale the Trust will receive no further rental income from this property.

RESULTS OF OPERATIONS

  OPERATING REVENUES

    Operating revenues consist primarily of rental income derived from the Trust's properties and income from direct financing leases and interest on mortgage loans. Operating revenues increased $896,000, or 4%, to $25,435,000 for the nine months ended September 30, 1993 from $24,539,000 for the comparable period in 1992. The increase was primarily a result of increased rental income of $1,292,000, partially offset by decreased interest income of $379,000 on mortgage loans and decreased direct financing lease income of $17,000. Rental income increased 5% to $24,957,000 from $23,665,000. The increase consisted of $459,000 of deferred rent receivable and $833,000 in additional rental income from increased rental rates and collection of prior year rents.

    Operating revenues increased $288,000, or 1%, to $32,879,000 in 1992 from $32,591,000 in 1991. The increase was primarily a result of increased rental income of $496,000, partially offset by decreased interest income of $188,000 on participating convertible and other mortgage loans and decreased direct financing lease income of $20,000. Rental income increased 2% to $31,716,000 from $31,220,000. The increase consisted of $1,149,000 in rental income generated from a property acquired in 1991 and from properties upon which rental payments commenced in 1991, $443,000 in rental income generated from a property acquired by conversion of a loan in 1991 and increased rental income of $405,000 due to increased rental rates and collections from bankruptcy settlements of two previous tenants. These increases were offset by a decrease of $1,344,000 in rental income due to the restructuring of master leases covering 17 of the Trust's shopping center properties in August 1991 and $157,000 due to the increase in the allowance for uncollectible rents.

    Operating revenues increased $1,296,000, or 4%, to $32,591,000 in 1991 from $31,295,000 in 1990. The increase was primarily a result of increased rental income of $4,276,000, partially offset by decreased interest income of $2,970,000 on participating convertible loans, which were converted to equity interests, and other mortgage loans and decreased direct financing lease income of $10,000. Rental income increased 16% to $31,220,000 from $26,944,000. The increase consisted of $5,193,000 in rental income generated from properties acquired in 1990 and 1991, including the above referenced conversion of participating convertible loans to equity interests, and an increase of $59,000 in rental income generated from properties acquired prior to 1990, offset by a decrease of $438,000 in rental income due to the vacancy of a commercial property, $301,000 due to the increase in the allowance for uncollectible rents and $237,000 due to the restructuring of master leases.

  OPERATING EXPENSES

    Operating expenses include property management expenses and repairs, maintenance and other expense. Operating expenses have increased in recent periods as a result of the Trust's decision, beginning in 1991, to assume direct property management obligations with respect to all but three of its properties. This decision has required a substantial increase in the Trust's property management staff. Operating expenses are also affected by occupancy levels, in that expenses for unoccupied space are absorbed by the Trust rather than being assumed by tenants under triple net leases. The Trust expects that its operating expenses will continue to increase in 1994, primarily as a result of increased staffing requirements, but it expects that the increase will be smaller than has been experienced in recent years.

    Operating expenses increased $1,113,000, or 58%, to $3,024,000 for the nine months ended September 30, 1993 from $1,911,000 for the comparable period in 1992. The increase consisted of $844,000 of increased property management expense and $269,000 of increased repairs, maintenance and other expense. The increase in property management expense was primarily due to the increase in allocated administrative expense and the increase in the property management staff and other asset management activities.

    Operating expenses increased $1,547,000, or 85%, to $3,357,000 in 1992 from $1,810,000 in 1991. The increase consisted of $642,000 of increased property management expense and $905,000 of increased repairs, maintenance, and other expense. The increases were primarily due to the restructuring of master leases covering 17 of the Trust's shopping center properties, as the result of which the Trust assumed direct property management obligations with respect to these properties.

    Operating expenses increased $636,000, or 54%, to $1,810,000 in 1991 from $1,174,000 in 1990. The increase primarily consisted of a $587,000 increase in repairs, maintenance and other expense due to the restructuring of master leases.

  DEPRECIATION AND AMORTIZATION

    Depreciation and amortization increased $213,000, or 3%, to $6,752,000 for the nine months ended September 30, 1993 from $6,539,000 for the comparable period in 1992. Depreciation and amortization increased $730,000, or 9%, to $8,610,000 in 1992 from $7,880,000 in 1991. The increase was primarily a result of additional depreciation from improvements on properties made in 1992 and a full year's depreciation on properties for which depreciation commenced in 1991. Depreciation and amortization increased $1,666,000, or 27%, to $7,880,000 in 1991 from $6,214,000 in 1990. The increase was primarily a result of additional depreciation on properties acquired in 1991 and a full year's depreciation on properties purchased in 1990.

  INTEREST EXPENSE

    Interest expense consists primarily of interest expense on balances outstanding under the Trust's line of credit and 8% Convertible Debentures due June 30, 2008 (the "Debentures"). Interest expense decreased $103,000, or 2%, to $5,869,000 for the nine months ended September 30, 1993 from $5,972,000 for the comparable period in 1992, primarily due to partial redemption of the Debentures. Interest expense increased $1,155,000, or 17%, to $7,925,000 in 1992 from $6,770,000 in 1991 primarily due to decreased capitalization of interest costs for projects under development and increased levels of bank borrowings, offset in part by partial redemption of the Debentures. Interest expense increased $1,072,000, or 19%, to $6,770,000 in

1991 from $5,698,000 in 1990 primarily due to increased bank borrowings, offset by partial redemption of the Debentures and increased capitalization of interest costs for projects under development.

  INTEREST AND OTHER INCOME

    Interest and other income primarily consists of income earned on cash and short-term investment balances. Interest and other income was $19,000 for the nine months ended September 30, 1993 and $13,000 for the comparable period in 1992. Interest and other income was $17,000 in 1992, $32,000 in 1991 and $1,315,000 in 1990. Interest and other income decreased $1,283,000, or 98%, in 1991 from 1990 as a result of the absence of short term investment income during 1991, as compared to 1990 when short term investment income was earned on funds generated by the Trust's offering of shares of beneficial interest in the third quarter of 1989.

  ADMINISTRATIVE EXPENSE

    Administrative expense includes Trustees' fees and costs related to professional services and the Trust's other administrative functions, including salaries. Administrative expense decreased $452,000, or 29%, to $1,110,000 for the nine months ended September 30, 1993 from $1,562,000 for the comparable period in 1992. The decrease was primarily due to the allocation of certain administrative expenses to property management expenses. The Trust's administrative expenses were $1,681,000 in 1992, $1,510,000 in 1991 and $1,622,000 in 1990.

  NET INCOME

    Net income increased $131,000, or 2%, to $8,699,000 for the nine months ended September 30, 1993 from $8,568,000 for the comparable period in 1992. Net income decreased $3,330,000, or 23%, to $11,323,000 in 1992 from $14,653,000 in
1991.  Net  income decreased  $3,775,000, or  20%, to  $14,653,000 in  1991 from
$18,428,000 in 1990.

LIQUIDITY AND CAPITAL RESOURCES

    On July 31, 1991 the Trust obtained a $40,000,000 revolving line of credit on which there was an outstanding balance of $19,845,000 at January 31, 1994. On December 1, 1993 the amount of the line of credit was reduced to $35,000,000. A substantial portion of the net cash proceeds to the Trust from this offering is expected to be used to retire all of the Trust's indebtedness under this line of credit. Interest is paid on funds drawn under the line of credit at a rate not greater than the bank's reference rate plus one quarter percent. This line of credit expires May 31, 1994 and the Trust intends to renew it. Under the Trust's line of credit, the Trust must maintain a tangible net worth of $195,000,000 and may not incur indebtedness (other than the indebtedness under the line of credit, the Debentures and the Notes) exceeding $5,000,000.

    The sources of capital for the Trust's acquisition, expansion and renovation of property historically have been proceeds from public offerings of the Trust's shares of beneficial interest and debt securities, the Trust's line of credit, cash flow from operations, and, to a lesser extent, mortgage debt and proceeds from sales of property. The Trust raised approximately $288,000,000 from 1984 to 1989 through the sale of shares of beneficial interest and the issuance of the Debentures and may endeavor to raise additional capital, either debt or equity, to fund future acquisitions and Trust operations. The cost of debt or equity capital will be weighed against the anticipated yields of the investments which could be acquired with those funds. If needed, additional funds should be readily available to the Trust in the form of mortgage debt on one or more of the Trust's properties, 55 of which currently are not encumbered by debt, subject to the limitations on incurrence of debt imposed by the Indenture for the Notes offered hereby. See "Description of Notes -- Certain Covenants -- Limitations on Incurrence of Debt." At September 30, 1993, the Trust's aggregate mortgage debt was less than 1% of the amount invested by the Trust in its properties. The Trust believes that adequate cash will be available to fund investments, operations and administrative expenses, debt service obligations and the payment of dividends in both the short and long term.

IMPACT OF THE ECONOMY

    Occupancy rates of the Trust's investments were at or above 90% at December 31, 1990, 1991, 1992 and 1993. The Trust believes that it was unable to increase occupancy above these rates during this period due to a generally sluggish economy coupled with overbuilding in certain areas in which Trust properties are located. The smaller retail and service tenants at the Trust's community shopping centers, which tend to be more dependent on discretionary spending, have been more negatively impacted by the sluggish economy than the Trust's anchor tenants. The anchor tenants consist primarily of supermarkets and/or super drugstores. In the Trust's experience, these businesses tend to be impacted less by economic downturns than other types of retailers.

    The Trust is positioned to benefit from a general economic improvement which should result in increased occupancy and leasing on terms at least as favorable as those presently enjoyed by the Trust under its existing leases. As occupancy increases, the Trust's rental income should increase and expenses should decrease, as more tenants assume responsibility for common area and other expenses presently absorbed by the Trust. Increased consumer sales at its community shopping centers should also increase rental income by generating greater percentage rents under some leases.

    The effects of inflation upon the Trust's results of operations and properties are mixed. Inflation tends to increase Trust rental income by increasing tenant revenues upon which percentage rents are based, increasing the consumer price index ("CPI") upon which CPI rent escalation clauses are based and permitting an increase in base rents as new leases are made. See "Business and Properties -- Leasing Policies." This positive effect is partially offset by increased operating expenses, although the Trust's policy of negotiating leases on a triple net basis increases the likelihood that these increased operating expenses will not rise as quickly as rental income.

VOLUME DISCOUNT RETAILERS

    During 1991 and 1992, volume discount retailers such as Wal-Mart, Costco and Sam's Club, entered into certain areas of California and Nevada where Trust community shopping center properties are located. The Trust expects that these discounters may positively or negatively affect certain of the Trust's shoppping center tenants. The Trust believes that its tenants could benefit if these discounters attract additional customers to nearby Trust properties and thereby generate increased sales for Trust tenants. Conversely, the Trust's tenants could be negatively affected if discounters draw customers away from the Trust's tenants. The Trust believes that to date this trend has had no measurable impact on the Trust's results of operations.

DIVIDENDS

    It is the Trust's policy to pay annual dividends in an amount sufficient to satisfy the Internal Revenue Code (the "Code") requirement that a REIT annually distribute at least 95% of its taxable income to its shareholders. The Trust declares and pays quarterly dividends based on projected income and funds from operations and the Trust's anticipated ability to maintain or increase such dividends in future years. In the event that in any year the quarterly dividends aggregate less than 95% of taxable income, the Trust intends to pay a special dividend to satisfy the Code requirement. See "Taxation."

                            BUSINESS AND PROPERTIES

GENERAL

    Founded in 1962, the Trust is a self-administered and fully integrated equity REIT which invests in income-producing properties located principally in Northern and Central California and Nevada. At September 30, 1993, the Trust had investments in 58 properties containing approximately 4.4 million square feet of gross leasable area and 19.6 million square feet of land, with an occupancy rate of 91%. The Trust's policy is primarily to make long-term investments in properties in which a majority of tenants are already in place or committed to future occupancy.

    The following table indicates by type of property the investments of the Trust as of September 30, 1993 and their contribution to rental income for the nine months ended September 30, 1993:

                                                        INVESTMENT                 RENTAL INCOME
                                   NUMBER OF    --------------------------   --------------------------
       TYPE OF PROPERTY           INVESTMENTS   DOLLAR AMOUNT   PERCENTAGE   DOLLAR AMOUNT   PERCENTAGE
- -------------------------------   -----------   -------------   ----------   -------------   ----------
Shopping Center/Retail.........       44        $ 301,289,349        88.1 %  $  21,222,367        85.0 %
Commercial.....................       11           36,588,371        10.7        2,896,096        11.6
Industrial.....................        3            4,251,624         1.2          838,655         3.4
                                  -----------   -------------      -----     -------------      -----
Total..........................       58        $ 342,129,344       100.0 %  $  24,957,118       100.0 %
                                  -----------   -------------      -----     -------------      -----
                                  -----------   -------------      -----     -------------      -----

    The Trust owns all of its properties in fee. All but three of its properties are not encumbered by debt.

SHOPPING CENTERS/ANCHOR TENANTS

    The Trust's strategy is to focus on community shopping centers and retail stores in Northern and Central California and Nevada. At September 30, 1993, approximately 88% of the amounts invested by the Trust related to shopping centers and retail businesses, all of which were located in these areas. The Trust's community shopping center properties are strategically located, attractive and well constructed and maintained. Over 75% of the amounts invested by the Trust in its shopping center and retail properties has been in properties constructed since January 1, 1985.

    The Trust's community shopping center anchor tenants provide day-to-day necessities, primarily to local area customers. Consequently, these anchor tenants are generally less subject to economic downturns and declines in discretionary spending than certain other types of tenants. Each shopping center is typically anchored by a supermarket and/or super drugstore, which generally fill approximately 60% of the gross leasable area in the shopping center. The remaining space is leased to smaller retail and service businesses, such as restaurants, video stores and travel agencies. Lease terms generally are 10 to 25 years for anchor tenants and three to five years for most other retail tenants.

    The Trust's principal shopping center and retail tenants include substantial, well-recognized national and regional businesses such as Kmart, Lucky Stores, Marshall's, PayLess, J.C. Penney, Raley's, Ross Stores, Round Table Pizza, Safeway, Save Mart, Thrifty and Toys "R" Us. The Trust's commercial tenants include Coast Federal Bank and Fireman's Fund.

    The following table indicates the Trust's 10 largest tenants by rental income for the nine months ended September 30, 1993:

                                                   AT SEPTEMBER 30, 1993
                                          ---------------------------------------
                                                         GROSS LEASABLE AREA                 RENTAL INCOME
                                          NUMBER OF  ----------------------------   -------------------------------
                   TENANT                 LOCATIONS  SQUARE FEET  PERCENTAGE (1)    DOLLAR AMOUNT   PERCENTAGE (1)
     -----------------------------------  ---------  -----------  ---------------   --------------  ---------------
                                                                                    (IN THOUSANDS)
 1.  Raley's (2)........................       19      1,112,091          25.4  %   $       5,902           23.7  %
 2.  Coast Federal Bank.................        6         76,322           1.7              1,246            5.0
 3.  Save Mart..........................        7        223,698           5.1              1,077            4.3
 4.  Marin General Hospital (3).........        1         50,685           1.2                994            4.0
 5.  Payless............................        5        153,136           3.5                646            2.6
 6.  Kmart..............................        2        199,633           4.6                499            2.0
 7.  Lucky Stores.......................        3         89,953           2.1                483            1.9
 8.  Safeway (4)........................        2        138,690           3.2                479            1.9
 9.  Fireman's Fund.....................        1         42,136           1.0                464            1.9
10.  Viking Freight.....................        1         58,022           1.3                434            1.7
                                               --
                                                     -----------           ---      --------------           ---
     Total..............................       47      2,144,366          49.0  %   $      12,224           49.0  %
                                               --
                                               --
                                                     -----------           ---      --------------           ---
                                                     -----------           ---      --------------           ---

- ------------------------
(1) Sets forth the percentage of the Trust's 4,375,698 square feet of total gross leasable area and $24,957,118 of total rental income represented by the Trust's 10 largest tenants.
(2) Raley's is a privately owned supermarket and super drug retailer which operated 85 stores in Northern California and Nevada as of October 31, 1993. Raley's has publicly released information indicating that its sales were $1.6 billion for its fiscal year ended June 26, 1993.
(3) On January 27, 1994, the Trust sold its Marin General Hospital property for $12,412,351 pursuant to an option to purchase. In 1993, the Trust received $1,342,852 in rental income from this property. As a consequence of this sale the Trust will no longer receive any rental income from this property.
(4) Safeway has notified the Trust that it will terminate its lease with respect to one of these properties, located in Oakland, California, as of September 31, 1994. In 1993, the Trust received $546,000 in rental income from this property. Although Safeway will continue to pay rent on this property through September, it has vacated the premises and the Trust has initiated efforts to re-lease or sell the property. The Trust believes that it is unlikely that it will be able to re-lease the property on terms as favorable as the terms with Safeway. Furthermore, depending on the eventual use of the property, the Trust could be required to take a material write down of the value of this property.

GEOGRAPHIC FOCUS

    The Trust's geographic strategy is to invest in properties in Northern and Central California and Nevada, where all but one of the Trust's real estate investments are located. Since 1985, the Trust has generally invested outside of major cities in areas which are experiencing population growth. The Trust focuses on these areas because acquisition costs are generally lower than in major metropolitan areas and because potential tenants generally have fewer leasing alternatives, which can lead to attractive lease terms for the Trust.

    The Trust believes this geographic focus provides it with a high degree of market familiarity, promotes greater efficiency in the Trust's asset management activities and helps the Trust establish strong working relationships with the major national and regional retailers which serve the Northern and Central California and Nevada markets. The Trust believes that there are acquisition opportunities presently available within its geographic focus. This geographic focus contributes to its ability to identify these acquisition opportunities. The Trust's geographic focus means that its results are affected by regional economic trends to a greater extent than would be true if the portfolio were more geographically diverse. The Trust believes, however, that the size and economic diversity of the Northern and Central California and Nevada regions substantially mitigate this potential risk.

ASSET MANAGEMENT

    The Trust is a fully integrated REIT which directly provides full asset management services to all but three of its properties. Asset management includes property management, leasing, marketing, accounting and legal support. Internal management provides for the regular interaction between the Trust and its tenants and the close supervision of properties, while permitting the Trust to provide its tenants with a range of value added services.

    In order to facilitate its present and future asset management activities, over the last two years the Trust has significantly expanded its asset management staff, improved its systems and controls and opened two branch offices. As part of its improved systems and controls, the Trust has implemented an on-line property management system which is capable of providing the Trust with descriptions of its properties, tenants, lease expiration dates, option and cancellation privileges and percentage, scheduled and CPI based rent increase provisions.

    Internal management also permits the Trust to provide value added services to its tenants. For example, the Trust's marketing staff works with the Trust's shopping center tenants on promotional and advertising activities to draw consumers to the shopping centers. These activities help the Trust to attract and maintain the major national and regional retail tenants which serve the Northern and Central California and Nevada markets. In addition, the Trust believes that over time the costs of internal property management and leasing should prove less expensive than employing independent property management and leasing firms due to lower commissions and fees and certain economies of scale.

LEASING POLICIES

    The Trust's leases with its shopping center anchor tenants, small retail tenants, and commercial and industrial tenants are for varying lengths and provide different mechanisms for increasing rents over the term of the lease based on the type of tenant. The shopping center anchor tenant leases generally have terms of from 10 to 25 years and provide for percentage rents, through which the Trust receives a portion of the tenants' gross sales above a specified amount. The sales level at which percentage rents become payable generally is not achieved before seven years of successful operation by the tenant. Most of the Trust's anchor tenants have been open and operating for less than seven years, and most are not currently paying percentage rents. The extent to which percentage rents are payable is also affected by general economic conditions, and in recent periods percentage rents have represented a declining percentage of rental income. Leases for smaller retail tenants generally have shorter terms of three to five years and include provisions for fixed rate increases. Leases for commercial and industrial tenants are of varying terms and generally include CPI based escalation clauses. The Trust receives on a monthly, quarterly or annual basis sales and other information from tenants whose leases provide for percentage rents. The Trust uses this information to monitor the payment of percentage rents.

    Substantially all of the Trust's leases are negotiated on a triple net basis, with the tenants being responsible for most operating expenses, such as real estate taxes, certain types of insurance, utilities and normal repairs and maintenance. In some cases, the tenant's obligation to pay these expenses is subject to negotiated caps for certain expenses. Property expenses not paid by tenants are the obligation of the Trust.

    The following table sets forth selected lease expiration information for the Trust's tenants over the next ten years, assuming that none of the tenants exercise renewal options or enter into new leases:

                                                               GROSS LEASABLE AREA
                                             ANNUALIZED BASE      REPRESENTED BY      PERCENTAGE OF
                             NUMBER OF         RENT UNDER        EXPIRING LEASES       TOTAL GROSS
    LEASE EXPIRATION      LEASES EXPIRING    EXPIRING LEASES      (SQUARE FEET)     LEASABLE AREA(1)
- ------------------------  ----------------   ---------------   -------------------- -----------------
November 1, 1993 -
 December 31, 1993(2)...         40            $   840,072             90,993                 2.1%
1994....................         73              2,731,889            336,019                 7.7
1995....................         67              2,577,799            156,321                 3.6
1996....................         67              2,118,672            257,683                 5.9
1997....................         45              1,719,756            129,540                 3.0
1998....................         71              2,129,651            185,621                 4.2
1999....................         25              1,352,718            152,443                 3.5
2000....................         17              1,766,652            136,479                 3.1
2001....................         10                974,849             73,486                 1.7
2002....................         22              1,596,858            214,059                 4.9
2003....................         16              2,126,442            228,691                 5.2

- ------------------------
(1) Sets forth the percentage of the Trust's 4,375,698 square feet of total gross leasable area held as of September 30, 1993 covered by expiring leases.
(2) Includes all of the Trust's month to month leases which represent 28 expiring leases, $539,430 in annual base rent and 66,731 square feet of gross leasable area.

PROPERTIES

    The following table sets forth certain information with respect to the Trust's portfolio of properties as of September 30, 1993:

                                                                                  GROSS
                                                                                LEASABLE
                                                                        YEAR      AREA     OCCUPANCY
             NAME                       LOCATION          YEAR BUILT  ACQUIRED  (SQ. FT.)     RATE       INVESTMENT
- ------------------------------  ------------------------  ----------  --------  ---------  ----------   ------------
                                         SHOPPING CENTER/RETAIL PROPERTIES
Elverta Crossing                Sacramento, CA               1991       1990      119,673       88.9%   $ 11,152,036
Stillwater Plaza                Fallon, NV                   1991       1991       60,114      100.0       4,220,000
Caughlin Ranch                  Reno, NV                     1990       1990      107,596       63.2      10,121,077
Mercantile Row                  Dinuba, CA                   1990       1990       98,520       92.0       7,617,255
Heritage Park                   Suisun, CA                   1989       1990      163,042       82.7      15,881,199
Yreka Junction                  Yreka, CA                    1989       1990      115,360       95.0       7,463,144
Blossom Valley                  Turlock, CA                  1988       1990      111,657       97.8      11,128,355
Canal Farms                     Los Banos, CA                1988       1988      110,535       89.2       8,317,818
Cobblestone                     Redding, CA                  1988       1988      122,137       88.0      10,428,145
Commonwealth Square             Folsom, CA                   1988       1990      141,400       90.5      16,416,492
Country Gables                  Granite Bay, CA              1988       1991      140,216       83.5      15,615,054
Pine Creek (1)                  Grass Valley, CA             1988       1989      214,518       88.9      10,770,458
Victorian Walk                  Fresno, CA                   1988       1988      102,581       88.5       8,598,414
Park Place                      Vallejo, CA                  1987       1990      146,497       94.7      15,536,144
Angels Camp Towne Center        Angels Camp, CA              1986       1986       70,323       96.4       5,034,792
Elko Junction                   Elko, NV                     1986       1988      101,112       96.2      10,779,939

                                                                                  GROSS
                                                                                LEASABLE
                                                                        YEAR      AREA     OCCUPANCY
             NAME                       LOCATION          YEAR BUILT  ACQUIRED  (SQ. FT.)     RATE       INVESTMENT
- ------------------------------  ------------------------  ----------  --------  ---------  ----------   ------------
Heritage Place                  Tulare, CA                   1986       1987      119,411       96.8%   $  8,722,023
Mid Peninsula Plaza (1)(2)      Redwood City, CA             1986       1985       50,291      100.0       3,672,303
North Hills                     North Reno, NV               1986       1988      103,702       88.4      12,340,875
Ukiah Crossroads                Ukiah, CA                    1986       1989      110,701       85.9      10,225,134
Eastridge Plaza                 Porterville, CA              1985       1985       81,010       85.3       5,346,822
Marshall's (2)                  Redwood City, CA             1985       1985       30,307      100.0       2,675,000
Skypark Plaza                   Chico, CA                    1985       1988      176,477       89.5      14,523,705
Belle Mill Landing              Red Bluff, CA                1982       1987      107,388       88.1       8,345,263
Eagle Station                   Carson City, NV              1982       1989      114,076       92.4       9,394,790
Nob Hill General Store          Watsonville, CA              1982       1982       26,500      100.0       1,500,000
Heritage Oak                    Gridley, CA                  1981       1987      102,555       88.8       5,238,000
Anderson Square                 Anderson, CA                 1979       1987       67,480       92.0       3,365,500
Valley Plaza                    Fallon, NV                   1978       1977       52,296      100.0       2,032,280
West Town Plaza                 Winnemucca, NV               1978       1978       65,424      100.0       3,516,300
Coalinga Shopping Center        Coalinga, CA                 1977       1987       87,570       97.7       3,690,711
Acapulco Y Los Arcos
  Restaurantes                  Fresno, CA                   1972       1972        8,360      100.0         545,000
Serra Center (1)                Colma, CA                    1972       1973       85,564      100.0       1,357,611
Kwik Stop                       Santa Rosa, CA               1970       1970        2,400      100.0          74,456
Currier Square                  Oroville, CA                 1969       1989      134,702       88.6       9,787,884
Denny's Restaurant              Redwood City, CA             1968       1968        3,540      100.0         238,500
Kmart (3)                       Napa, CA                     1964       1966      103,284      100.0               0
Kmart Plaza                     Sacramento, CA               1964       1986      132,559       89.7       5,067,985
Lucky Stores                    El Cerrito, CA               1964       1964       34,400      100.0       1,325,000
Carpeteria                      Concord, CA                  1963       1969       24,000      100.0       1,185,433
Raley's Center                  Yuba City, CA                1963       1986      134,387       92.7       7,884,401
Lucky Stores                    Santa Maria, CA              1962       1967       25,328      100.0         514,470
San Antonio Shopping
  Center                        Mountain View, CA            1959       1965       45,500       97.5       5,238,180
Willowrock (4)                  Rocklin, CA                   --        1990       --          --          4,401,401
                                                                                ---------               ------------
    Subtotal                                                                    3,954,493                301,289,349
                                               COMMERCIAL PROPERTIES
Ford Motor Company              Milpitas, CA                 1987       1987       48,022       18.5       7,037,352
Redwood Business Park II        Petaluma, CA                 1985       1985       42,366      100.0       4,069,186
Coast Federal Bank              Cupertino, CA                1980       1985        6,495      100.0       1,460,000
Coast Federal Bank              Santa Cruz, CA               1980       1986        6,427      100.0       1,028,400
Coast Federal Bank              Taraval St.,
                                  San Francisco, CA          1975       1985       13,350      100.0       2,190,000
Marin General Hospital (5)      Larkspur, CA                 1969       1986       50,685      100.0      10,650,000
Coast Federal Bank              Market St.,
                                  San Francisco, CA          1964       1986       12,700      100.0       1,941,000

                                                                                  GROSS
                                                                                LEASABLE
                                                                        YEAR      AREA     OCCUPANCY
             NAME                       LOCATION          YEAR BUILT  ACQUIRED  (SQ. FT.)     RATE       INVESTMENT
- ------------------------------  ------------------------  ----------  --------  ---------  ----------   ------------
Coast Federal Bank              Monterey, CA                 1963       1985       18,968      100.0%   $  3,100,000
U.S. Post Office                Boulder Creek, CA            1959       1969        3,216      100.0          76,936
Western Investment Real
  Estate Trust Headquarters     San Francisco, CA            1957       1987       11,892      100.0       2,887,497
Coast Federal Bank              Salinas, CA                  1937       1986       18,382      100.0       2,148,000
                                                                                ---------               ------------
    Subtotal                                                                      232,503                 36,588,371
                                               INDUSTRIAL PROPERTIES
Merchants Truck Terminal        Commerce City, CO            1984       1984       15,680      100.0         926,000
Viking Freight System Truck
  Terminal (6)                  Santa Clara, CA              1978       1978       58,022      100.0         548,000
Safeway Ice Cream Plant (7)     Oakland, CA                  1930       1983      115,000      100.0       2,777,624
                                                                                ---------               ------------
    Subtotal                                                                      188,702                  4,251,624
                                                                                ---------               ------------
    Total                                                                       4,375,698               $342,129,344
                                                                                ---------               ------------
                                                                                ---------               ------------

- --------------------------
(1) The Trust owns 50% of Pine Creek, 50% of Mid Peninsula Plaza and 30% of Serra Center.
(2) The Trust has entered into negotiations to sell its interests in the Mid-Peninsula Plaza Shopping Center and the Marshall's property in Redwood City, California. The Trust has not entered into any final agreement or completed negotiations regarding any such sales and there is no assurance that any such sales transaction will be completed.
(3) Property is accounted for as a direct financing lease. As of September 30, 1993, the book value of the direct financing lease was $1,094,665.
(4) Property consists of unimproved land currently under lease to Raley's which has an option to purchase expiring in November 1995.
(5) On January 27, 1994, the Trust sold its Marin General Hospital property for $12,412,351 pursuant to an option to purchase. In 1993, the Trust received $1,342,852 in rental income from this property. As a consequence of this sale, the Trust will no longer receive any income from this property.
(6) A portion of the property is accounted for as a direct financing lease. As of September 30, 1993, the book value of the direct financing lease was $1,461,651.
(7) Safeway has notified the Trust that it will terminate its lease with respect to this property as of September 30, 1994. Although Safeway will continue to pay rent on this property through September, it has vacated the premises and the Trust has initiated efforts to re-lease or sell the property. The Trust believes that it is unlikely that it will be able to re-lease the property on terms as favorable as the terms with Safeway. Furthermore, depending on the eventual use of the property, the Trust could be required to take a material write down of the value of this property.

    The Trust believes that opportunities exist to acquire retail properties which will complement the Trust's current portfolio. However, the Trust will consider future investments in existing or proposed shopping centers, commercial and industrial buildings as well as other kinds of income-producing properties within or outside of the Trust's current geographic focus. The Trust competes for properties with other investors and engages in a continuing effort to identify desirable properties for acquisition. The Trust believes it can compete for acquisitions effectively because of its experience in real estate investment and asset management.

    The Trust seeks to avoid development risks by purchasing and holding only income-producing properties, where a majority of the tenants are already in place or committed to future occupancy. However, from time to time, the Trust has entered into development agreements and development mortgage loans to obtain future equity interests in properties to be developed by others. None of the Trust's properties is presently under development.

    The Trust has an ongoing program designed to increase occupancy at all of its properties that are not fully occupied. This program involves, among other things, analyzing local demographics, competition within the specific geographic area and tenant mix. The Trust aggressively tries to market its properties to prospective tenants through contacts with real estate brokers as well as direct contact with prospective tenants by the Trust.

POTENTIAL ENVIRONMENTAL AND INSURANCE RISKS

    Investments in real property create a potential for environmental liability on the part of the owner of such real property. If hazardous substances are discovered on or emanating from any of the Trust's properties, the Trust and/or others may be held strictly liable for all costs and liabilities relating to the clean-up of such hazardous substances.

    The Trust, as far as it is aware, owns only four properties which presently contain underground storage tanks. The Trust has no knowledge of any leakage or contamination resulting from these tanks. There are, however, reported low levels of soil contamination from underground storage tanks removed from the Heritage Place Shopping Center in Tulare, California prior to its acquisition by the Trust. In addition, there is a potential for contamination from reported off-site leaking petroleum underground storage tanks located on properties adjacent to certain Trust properties.

    In order to mitigate environmental risks, in 1989 the Trust adopted a policy of requesting at least a Phase I environmental study (a preliminary site assessment which does not include environmental sampling, monitoring or laboratory analysis) on each property it seeks to acquire. No independent environmental analysis has been implemented by the Trust with respect to any of the properties which the Trust acquired prior to 1989. Although the Trust has no knowledge that any material environmental contamination has occurred, no assurance can be given that hazardous substances are not located under any of the properties. The Trust carries no express insurance coverage for the type of environmental risk described above.

    The Trust is one of the named defendants in litigation alleging that certain environmental laws were violated in connection with the construction of the Trust's Caughlin Ranch Shopping Center, Reno, Nevada (generation of excessive dust during construction) and the Park Place Shopping Center, Vallejo, California (disturbance of wetlands). The defendants and the plaintiffs in the dust cases have reached a settlement, subject to notification of the class action plaintiffs and approval by the court, involving a payment of $25,000 by the Trust. The defendants and the plaintiff (the United States) have entered into a consent decree in the wetlands case which the Trust expects to become final after publication and the passage of the required notice period. Under the consent decree, the developer of the property would be primarily liable for penalties and costs of remediation. However, the Trust has agreed to guarantee the performance of the restoration work by, and to provide certain financial accommodations to, the developer. In the event of a default by the developer, the Trust's exposure could be as much as $250,000.

    The Trust assesses on an ongoing basis measures necessary to comply with environmental laws and regulations. The probable overall costs of these measures cannot be determined at this time due to uncertainty about the extent of environmental risks and the Trust's responsibility, the complexity of environmental laws and regulations and the selection of alternative compliance approaches. However, the Trust is not aware of any environmental conditions which will have a material impact on its financial position or results of operations.

    Most of the Trust's leases require the tenant to be responsible for casualty and liability insurance coverage on the properties. The Trust also maintains umbrella liability insurance on all of its properties. The Trust monitors tenant compliance with insurance coverage requirements. While the Trust believes its properties are adequately insured, the Trust does not carry earthquake, flood or pollution coverage. Most of the Trust's properties are located in areas of California and Nevada where earthquakes have been known to occur. In the event of a major earthquake, Trust properties could suffer substantial damage or destruction. Since it commenced real estate operations in 1964, the Trust has not incurred any material expense nor, to its knowledge, have any of its properties incurred any material damage from earthquake or flood.

                            DESCRIPTION OF THE NOTES

    The  Notes  will  be   issued  under  an  indenture   to  be  dated  as   of
              , 1994 (the "Indenture") between the Trust, as issuer, and Boatmen's Trust Company of St. Louis, as Trustee (the "Trustee"). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

GENERAL

    The Notes will be unsecured, senior obligations of the Trust limited to $50,000,000 aggregate principal amount. The Notes will be issued only in fully registered book-entry form without coupons, in denominations of $1,000 and integral multiples thereof (Section 302). A Global Note (as defined below) representing the Notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, and registered in the name of DTC's nominee (Section 205). No service charge will be made for any transfer or exchange of the Notes, except in certain circumstances, for any tax or other governmental charge that may be imposed in connection therewith (Section 305).

MATURITY, INTEREST AND PRINCIPAL PAYMENTS

    The Notes will mature on                 , 2004. Interest on the Notes  will
accrue  at the annual rate shown on the  front cover of this Prospectus and will
be payable semi-annually on each                and                ,  commencing
              , 1994, to the holders of record of Notes at the close of business
on  the                 and                  immediately preceding such interest
payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from
              , 1994 (the "Closing Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

RANKING

    The Notes will be unsecured, senior obligations of the Trust, ranking equally with other unsecured, senior obligations of the Trust. As of September 30, 1993, after giving effect to the repayment of borrowings under the Trust's existing line of credit with a portion of the proceeds from this offering, the Trust will have approximately $116,076,000 of unsecured, senior indebtedness outstanding (including the Notes). Subject to certain limitations, the Trust may incur additional indebtedness in the future. The Notes do not currently rank senior to any outstanding indebtedness of the Trust.

CERTAIN COVENANTS

    The Indenture will contain, among others, the covenants described below.

    LIMITATIONS ON INCURRENCE OF DEBT. The Indenture will provide that the Trust will not, and will not permit any Subsidiary to, incur any Debt if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis determined in accordance with GAAP would be greater than 55% of the Trust's Undepreciated Real Estate Assets as of the end of the calendar quarter covered in the Trust's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt, as such Undepreciated Real Estate Assets have been increased or decreased (exclusive of depreciation and amortization with respect to real estate assets subject to operating leases) in accordance with GAAP by any occurence since the end of such calendar quarter (Section 1010).

    In addition to the foregoing limitation on the incurrence of Debt, the Trust will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon the property of the Trust or any Subsidiary (i) where the Trust's Undepreciated Real Estate Assets are equal to or less than $345,000,000 if, after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on such property exceeds $50,000,000 (the "Base Amount") or (ii) where the Undepreciated Real Estate Assets of the Trust exceed $345,000,000 if, after giving effect to the incurrence of such additional Debt, the aggregate principal amount of the outstanding Debt of the Trust and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on such property exceeds the sum of (x) the Base Amount plus (y) 55% of the amount by which the Trust's Undepreciated Real Estate Assets exceed $345,000,000 as of the date such measurement is taken; PROVIDED, HOWEVER, that, notwithstanding the foregoing, if the Pine Creek Shopping Center property located at Freeman & Taylorville Road, Grass Valley, California, which as of the date the Indenture is originally executed is jointly held by the Trust and Pinecreek Shopping Center Associates, shall become wholly owned by the Trust, then the Trust may incur any mortgage, lien, charge, pledge, encumbrance or security interest on such property, but in such case the Base Amount shall be reduced by the amount of this mortgage, lien, charge, pledge, encumbrance or security interest, which such reduction shall remain in effect while this mortgage, lien, charge, pledge, encumbrance or security interest on the Pine Creek shopping center property is outstanding.

    In addition to the foregoing limitations on the incurrence of Debt, the Trust will not, and will not permit any Subsidiary to, incur any Debt if Consolidated Income Available for Debt Service for any 12 consecutive calendar months within the 15 calendar months immediately preceding the date on which such additional Debt is to be incurred shall have been less than 2.0 times the Maximum Annual Service Charge on the Debt of the Trust and all Subsidiaries to be outstanding immediately after the incurring of such additional Debt (Section
1010).

    RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS. The Trust will not, in respect of any shares of any class of its Capital Stock, (a) declare and pay any dividends (other than dividends payable in Capital Stock of the Trust) thereon,
(b) apply any of its property or assets to the purchase, redemption or other acquisition or retirement thereof, (c) set apart any sum for the purchase, redemption or other acquisition or retirement thereof, or (d) make any other distribution, by reduction of capital or otherwise if, immediately after such declaration or other action referred to above, the aggregate of all such declarations and other actions since the date on which the Indenture was originally executed shall exceed the sum of (i) Funds from Operations from January 1, 1994 until the end of the calendar quarter covered in the Trust's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to such declaration or other action and (ii) $10,000,000; PROVIDED, HOWEVER, that the foregoing limitation shall not apply to any declaration or other action referred to above which is necessary to maintain the Trust's status as a REIT under the Code, if the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries at such time is less than 55% of the Trust's Undepreciated Real Estate Assets as of the end of the calendar quarter covered in the Trust's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to such declaration or other action, as such Undepreciated Real Estate Assets have been increased or decreased (exclusive of depreciation and amortization with respect to real estate assets subject to operating leases) in accordance with GAAP by any occurrence since the end of such calendar quarter (Section 1011).

    Notwithstanding the foregoing, the Trust will not be prohibited from making the payment of any dividend within 30 days of the declaration thereof if at such date of declaration such payment would have complied with the provisions of the immediately preceding paragraph (Section 1011).

    MINIMUM  CONSOLIDATED NET  WORTH.   The Trust  will report  on its financial
statements, as of the end of each fiscal quarter, a Consolidated Net Worth of not less than $75,000,000.

    LIMITATION ON DISPOSITION OF PROCEEDS OF ASSET SALES. (a) If the Trust or any Subsidiary engages in an Asset Sale, the Trust may use the Net Cash Proceeds thereof, within 27 months after such Asset Sale, to invest in real properties to replace the real properties that were the subject of the Asset Sale or in real properties that will be used in businesses of the Trust or its Subsidiaries, as the case may be, existing on the Closing Date or in businesses reasonably related thereto (in each such case, "Qualifying Properties"). The amount of such Net Cash Proceeds not so used as set forth in this paragraph (a) constitutes "Excess Proceeds." Excess Proceeds will be reduced (but not below zero) from time to time to the extent of the Trust's new investment in Qualifying Properties.

    (b) When the aggregate amount of Excess Proceeds exceeds $20,000,000, the Trust shall, within 15 business days, apply the amounts by which the Excess Proceeds exceed $20,000,000 to either (i) repay or prepay any of the Trust's then outstanding senior Debt, and/or (ii) make an offer to purchase (an "Excess Proceeds Offer") from all holders of Notes, on a PRO RATA basis, in accordance with the procedures set forth below, the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased with such funds. The offer price as to each Note shall be payable in cash in an amount equal to 100% of the principal amount of such Note plus accrued and unpaid interest, if any, to the date such Excess Proceeds Offer is consummated, which such date shall not be more than 50 nor less than 20 days following the Excess Proceeds Offer (the "Excess Proceeds Purchase Date"). If the aggregate principal amount of Notes validly tendered and not withdrawn by holders thereof exceeds the amount by which the Excess Proceeds exceed $20,000,000, Notes to be purchased will be selected on a PRO RATA basis. Upon completion of such offer to purchase, the amount of Excess Proceeds, to the extent the Excess Proceeds exceed $20,000,000, shall be reset to such $20,000,000 (Section 1012).

    (c) The Excess Proceeds Offer is required to remain open until the close of business on the Excess Proceeds Purchase Date. The Trust will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that an Excess Proceeds Offer is made and the Trust is required to purchase Notes as described above in subsection (b). Notwithstanding the foregoing, if any Note accepted for payment pursuant to subsection (b) shall not be so paid, then, from the Excess Proceeds Purchase Date until the principal of and interest on such Note is paid, interest shall be paid on the unpaid principal and, to the extent permitted by law, on any accrued but unpaid interest thereon, in each case at the rate or rates prescribed therefor in the Notes (Section 1012).

    (d) The enforceability of the Trust's obligation to offer to repurchase the Notes may be limited by the provisions of the California Corporations Code described under "-- Governing Law."

    EXISTENCE. Except as permitted under "Merger, Consolidation and Sale of Assets," the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect its status as a real estate investment trust under the Code, and its rights (Declaration of Trust and statutory) and franchises, subject to the limitations described under "--Restrictions on Dividends and Other Distributions"; PROVIDED, HOWEVER, that the Trust shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Notes (Section 1004).

    MAINTENANCE OF PROPERTIES. The Trust will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; PROVIDED, HOWEVER, that the Trust and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their properties in the ordinary course of business (Section 1006).

    INSURANCE. The Trust will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured or otherwise protected against loss or damage in the manner and to the extent that property of similar character is usually so insured or protected by Persons similarly situated and owning like properties.

    PAYMENT OF TAXES AND OTHER CLAIMS. The Trust will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Trust or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Trust or any Subsidiary; PROVIDED, HOWEVER, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1005).

    PROVISION OF FINANCIAL INFORMATION. The Trust shall file with the Commission the annual, quarterly and other reports required by Section 13(a), 13(c) or 15(d) of the Exchange Act, regardless of whether such Sections of the Exchange Act are applicable to the Trust, and shall provide copies of such reports to holders of the Notes and the Trustee within 15 days of the date it is, or would have been had it been subject to such Sections, required to file such reports with the Commission.

    LIMITATION  ON   DIVIDEND   AND   OTHER   PAYMENT   RESTRICTIONS   AFFECTING
SUBSIDIARIES. The Trust shall not, and shall not permit any Subsidiary to, suffer to exist any encumbrance or restriction on the ability of any Subsidiary
(i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Trust or any other Subsidiary; (ii) to make loans or advances to the Trust or any Subsidiary; or (iii) to transfer any of its property or assets to the Trust or any Subsidiary.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, the Trust shall be obligated to make an offer to purchase all of the then outstanding Notes ( a "Change of Control Offer"), and shall purchase, on a business day (the "Change of Control Purchase Date") not more than 60 nor less than 30 days following the Change of Control, all of the then outstanding Notes validly tendered pursuant to such Change in Control Offer, at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Purchase Date (Section 1101).

    In order to effect such Change of Control Offer, the Trust shall, not later than the 30th day after the Change of Control, mail to each holder of the Notes notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of the Notes must follow to accept the Change of Control Offer (Section 1102).

    The Trust will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Trust is required to purchase Notes as described above (Section 1101).

    Notwithstanding the foregoing, if any Note accepted for payment is not so paid pursuant to this provision, then, from the Change of Control Payment Date until the principal of (and premium) and interest on such Note is paid, interest will be paid on the unpaid principal (and premium) and, to the extent permitted by law, on any accrued but unpaid interest thereon, in each case at the rate or rates prescribed therefor in the Notes (Section 1101).

    The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Trust, and, thus, the removal of incumbent management. Subject to the limitations discussed herein, the Trust could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could affect the Trust's capital structure or credit ratings.

    The right of each holder of the Notes to require repurchase of the Notes as described above upon a Change of Control will not be triggered if the Trust recapitalizes or enters into a transaction with the Trust's management or their affiliates unless such transaction results in a change in the ownership of the Voting Stock or Board of Trustees of the Trust satisfying the definition of "Change of Control" set forth below.

    The occurrence of certain of the events which would constitute a Change of Control could constitute a default under the Trust's other existing or future Debt. In addition, the exercise by the holders of the Notes of their right to require the Trust to repurchase the Notes could cause a default under such Debt even if the Change of Control itself does not, due to the financial effect of such repurchase on the Trust. The Trust's ability to repurchase the Notes upon a Change of Control may be limited by the Trust's then existing financial resources. Furthermore, the enforceability of the Trust's obligation to offer to repurchase the Notes may be limited by the provisions of the California Corporations Code described under "-- Governing Law."

MERGER, CONSOLIDATION AND SALE OF ASSETS

    The Trust will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any Person or Persons, and the Trust will not permit any of its Subsidiaries to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, transfer, lease or other disposition of all or substantially all of the properties and assets of the Trust and its Subsidiaries on a consolidated basis to any other Person or Persons, unless at the time and after giving effect thereto (i) either (A) if the transaction or transactions is a merger or consolidation, the Trust shall be the surviving Person of such merger or consolidation, or (B) the Person formed by such consolidation or into which the Trust or such Subsidiary is merged or to which the properties and assets of the Trust or such Subsidiary, as the case may be, substantially as an entirety, are sold, assigned, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation or business trust organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Trust under the Notes and the Indenture, and, in each case, the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a PRO FORMA basis (including, without limitation, any Debt incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing and the Trust or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a PRO FORMA basis, could incur $1.00 of additional Debt pursuant to each of the tests set forth under the "LIMITATION ON INCURRENCE OF DEBT" covenant; and (iii) immediately after giving effect to such transaction or series of transactions on a PRO FORMA basis, the Consolidated Net Worth of the Trust or the Surviving Entity, as the case may be, is at least equal to the Consolidated Net Worth of the Trust immediately before such transaction or series of transactions (Section
801).

    In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Trust shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereto comply with the requirements under the Indenture and an Opinion of Counsel stating that the requirements of clause (i) of the preceding paragraph have been complied with.

    Upon any consolidation or merger or any sale, assignment, transfer, lease or other disposition of all or substantially all of the assets of the Trust in accordance with the foregoing, in which the Trust is not the continuing corporation, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Trust under the Indenture with the same effect as if such successor corporation had been named as the Trust therein, and thereafter the Trust, except in the case of a lease, will be discharged from all obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT

    The following will be "Events of Default" under the Indenture:

        (i) default in the payment of the principal of (or premium, if any) when due and payable, on any of the Notes; or

        (ii) default in the payment of an installment of interest on any of the Notes, when due and payable, for 30 days; or

        (iii) default in the performance or breach of the provisions of "Merger, Consolidation and Sale of Assets", the failure to make or consummate a Change in Control Offer in accordance with the provisions of "Change in Control" or the failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of "-- Certain Covenants -- LIMITATION ON DISPOSITION OF PROCEEDS OF ASSET SALES"; or

        (iv) the Trust shall fail to perform or observe any other term, covenant or agreement contained in the Notes or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure requiring the Trust to remedy the same shall have been given (a) to the Trust by the Trustee or (b) to the Trust and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

        (v) default or defaults under one or more mortgages, bonds, debentures or other evidences of Debt under which the Trust then has outstanding Debt in excess of $5,000,000, individually or in the aggregate, and either (a) such Debt is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such Debt; or

        (vi) one or more final judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $5,000,000, either individually or in the aggregate, shall be entered against the Trust or any of its properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect; or

        (vii) (A) any holder of at least $5,000,000 in aggregate principal amount of secured Debt of the Trust as to which a default has occurred and is continuing shall commence judicial proceedings (which proceedings shall remain unstayed for 5 Business Days) to foreclose upon assets of the Trust having an aggregate Fair Market Value in excess of $5,000,000 or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure or (B) any action described in the foregoing clause (A) shall result in any court of competent jurisdiction issuing any order for the seizure of such assets; or

        (viii) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Trust or any Significant Subsidiary.

    If an Event of Default (other than as specified in clause (viii) above) shall occur and be continuing, the Trustee, by notice to the Trust, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Trust, may declare the principal of, and accrued interest on all of the outstanding Notes due and payable immediately, upon which declaration all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause
(viii) above occurs and is continuing, then the principal of, and accrued interest on all of the outstanding Notes shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes (Section 502). The indenture governing the Trust's Debentures and the Credit Agreement covering the Trust's existing line of credit both provide that in the event that the Trust fails to make a payment when due on the Notes and such failure results in an acceleration of the Trust's Debt under the Indenture, then the Trust's Debt under the Debentures and the line of credit may also be accelerated and become due and payable.

    After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trust and the Trustee, may rescind such declaration if (a) the Trust has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes,
(iii) all unpaid principal of (and premium, if any, on) any Notes which has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the nonpayment of principal of (or premium, if any, on), and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived (Section 502).

    The holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of (or premium, if any, on), or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding (Section 513).

    No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of (and premium, if any, on), or interest on such Note on or after the respective due dates expressed in such Note (Sections 507 and 508).

    During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture (Sections 512 and 602).

    If a Default or an Event of Default occurs and is continuing and is known to the trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 5 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of (and premium, if any, on), or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of the holders of the Notes (Section 601).

    The Trust is required to furnish to the Trustee annual and quarterly statements as to the performance by the Trust of its obligations under the Indenture and as to any default in such performance. The Trust is also required to notify the Trustee within ten days of any Default.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

    The Trust may, at its option and at any time, terminate the obligations of the Trust with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Trust shall be deemed to have paid and discharged the entire Debt represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Trust's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Trust may, at its option and at any time, elect to terminate the obligations of the Trust with respect to certain restrictive covenants that are set forth in the Indenture, some of which are described under "Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

    In order to exercise either defeasance or covenant defeasance, (i) the Trust must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to maturity; (ii) the Trust shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling the Trust has received from, or which has been published by, the Internal Revenue Service); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Trust; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Trust is a party or by which it is bound; (vi) 93 days shall have passed since the date of such deposit and no Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Trust or any Significant Subsidiary shall have occurred; and (vii) the Trust shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with (Section 1204).

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Trust and thereafter repaid to the Trust or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year and the Trust has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Debt on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit or to the stated maturity together with irrevocable instructions from the Trust directing the Trustee to apply such funds to the payment thereof at maturity; (ii) the Trust has paid all other sums payable under the Indenture by the Trust; and (iii) the Trust has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with (Section 401).

AMENDMENTS AND WAIVERS

    From time to time, the Trust and the Trustee may, without the consent of the holders of the Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies; PROVIDED, HOWEVER, that the Trust has delivered to the Trustee an Opinion of Counsel stating that such change does not adversely affect the rights of any holder of the Notes. Other amendments and modifications of the Indenture or the Notes may be made by the Trust and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of or extend the fixed maturity of the Notes (ii) change the currency in which any Notes or any premium or the interest thereon is payable, (iii) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes, (vi) alter the Trust's obligation to purchase the Notes in accordance with the Indenture or waive any default in the performance thereof or (vii) reduce or change the rate or time for payment of interest on the Notes (Sections 901 and 902).

THE TRUSTEE

    The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs (Section 602).

    The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Trust, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined) it must eliminate such conflict or resign.

GOVERNING LAW

    The Indenture and the Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law. The Trust is organized under the laws of the State of California. Section 23003 of the California Corporations Code provides that a California REIT may not issue any security redeemable at the option of the holder of the security. The Trust believes that this Section should not affect the enforceability of the Trust's obligations to make offers to purchase the Notes as set forth under "-- Certain Covenants -- LIMITATION ON DISPOSITION OF PROCEEDS OF ASSET SALES" and "-- Change of Control" since in each case the Trust's obligation is subject to the occurrence of a future event outside the control of the Note holders. Although the Trust believes that this Code Section is therefore inapplicable, there is no case law on this Section and there can accordingly be no assurance that such obligations would be enforceable.

BOOK-ENTRY SYSTEM

    The Notes will be issued in the form of a single, fully-registered Note in book-entry form (the "Global Note") which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Except as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

    So long as DTC or its nominee is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture. The laws of some states require that certain purchasers of securities take physical delivery of securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in the Global Note.

    If (i) DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Trust within 90 days,
(ii) an Event of Default under the Indenture with respect to the Notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the Notes represented by the Global Note advise DTC to cease acting as depository or (iii) the Trust, in its sole discretion, determines at any time that all Notes shall no longer be represented by the Global Note, the Trust will issue individual Notes in certificated form in exchange for the Global Note. In any such instance, an owner of a beneficial interest in the
Global Note will be entitled to physical delivery of individual Notes in certificated form of like tenor, equal in principal amount to such beneficial interest and to have such Notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

    The following is based on information furnished by DTC:

       DTC will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Note certificate is issued with respect to each
       $150,000,000 of principal amount of the securities of the applicable series.

       DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

       Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Notes are accomplished by entries made on the books of Participants acting on behalf of

       Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

       To facilitate subsequent transfers, the Notes are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC records reflect only the identity of the Direct Participants to whose accounts Notes are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

       Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

       Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified on a list attached to the Omnibus Proxy).

       Principal and interest payments on the Notes will be made by the Trust to the Trustee and from the Trustee to DTC. DTC's practice is to credit Direct Participant's accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or the Trust, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Trust or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

       DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Trust or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Note certificates are required to be printed and delivered.

       The Trust may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.

    None   of  the  Trust,  the  Underwriter,  or  the  Trustee  will  have  any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

CERTAIN DEFINITIONS

    "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

    "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than the Trust, in one or a series of related transactions, of (a) any Capital Stock of any Subsidiary of the Trust held by the Trust; or (b) any real property of the Trust or any Subsidiary. For the purposes of this definition, the term "Asset Sale" shall not include any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the provisions of "Merger, Consolidation and Sale of Assets."

    "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, including the shares of beneficial interest, no par value, of the Trust, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

    "Capitalized Lease Obligation" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

    "Cash Equivalents" means (i) any evidence of Debt with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; and (iii) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Trust and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's.

    "Change of Control" means the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the Trust; (b) the Trust consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into the Trust, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Trust is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Trust is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation and/or (2) cash, securities and other property in an amount which could be paid by the Trust under the "RESTRICTIONS ON

DIVIDENDS AND OTHER DISTRIBUTIONS" covenant and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Trustees of the Trust (together with any new trustees whose election by such Board of Trustees or whose nomination for election by the shareholders of the Trust was approved by a vote of 66 2/3% of the trustees then still in office who were either trustees at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Trustees of the Trust then in office; or
(d) any final order, judgment or decree of a court of competent jurisdiction shall be entered against the Trust decreeing the dissolution or liquidation of the Trust.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Consolidated Income Available for Debt Service" means, for any period, Consolidated Net Income of the Trust and its Subsidiaries plus amounts which have been deducted for (a) interest on Debt of the Trust and its Subsidiaries,
(b) provision for taxes of the Trust and its Subsidiaries based on income, (c) amortization of debt discount and (d) property depreciation and amortization.

    "Consolidated Net Income" means, for any period, the amount of consolidated net income (or loss) of the Trust and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP without giving effect to gains and losses from extraordinary items, gains and losses on sales of real estate, or any non cash charge or credit resulting from a change in accounting principles.

    "Consolidated Net Worth" means, with respect to any Person at any date, the consolidated shareholders' equity of such Person less the amount of such shareholders' equity attributable to Redeemable Capital Stock or treasury stock of such Persons and its Subsidiaries, as determined in accordance with GAAP.

    "Debt" means, with respect to any Person, without duplication, (a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit, bankers' acceptance or other similar credit transaction and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of each Person, or any warrants, rights or options to acquire such Capital Stock, now or hereunder outstanding, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) all Debt referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (f) all guarantees by such Person of Debt referred to in this definition, (g) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (h) all obligations of such Person under or in respect of currency exchange contracts and Interest Rate Protection Obligations and (i) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of such Person of the types referred to in clauses (a) through (h) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Debt shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "Event of Default" has the meaning set forth under "Events of Default" herein.

    "Fair Market Value" means, with respect to any asset, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction.

    "Funds from Operations" means, for any period, the Consolidated Net Income of the Trust and its Subsidiaries for such period without giving effect to depreciation and amortization, gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus funds from operations of unconsolidated joint ventures, all determined on a consistent basis for such period.

    "GAAP" means generally accepted accounting principles, consistently applied, that are set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable as of the Closing Date.

    "Guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

    "Interest Rate Protection Obligation" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such

Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

    "lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A Person shall be deemed to own subject to a lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

    "Maturity" means, with respect to any Note, the date on which any principal of such Note becomes due and payable as provided therein or by the Indenture, whether at the Stated Maturity with respect to such principal or by declaration of acceleration or otherwise.

    "Maximum Annual Service Charge" means, as of any date, the maximum amount which may become payable in any period of 12 consecutive calendar months from such date for interest on, and required amortization of, Debt. The amount payable for amortization shall include the amount of any sinking fund or other analogous fund for the retirement of Debt and the amount payable on account of principal on any such Debt which matures serially other than at the final maturity date of such Debt; PROVIDED, HOWEVER, that such amount shall not include the amount, up to a maximum of $2,250,000 during any 12 consecutive calendar months, which may become payable during any 12 consecutive calendar months in order to effect a limited mandatory redemption of the Trust's Debentures.

    "Moody's" means Moody's Investors Service, Inc. and its successors.

    "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Trust or any Subsidiary of the Trust), net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment banks) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any Person (other than the Trust or any Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by the Trust or any Subsidiary, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Trust or any subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee.

    "Person"  means  any  individual, corporation,  partnership,  joint venture,
association,  joint-stock   company,  trust,   unincorporated  organization   or
government or any agency or political subdivision thereof.

    "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

    "S&P" means Standard and Poor's Corporation and its successors.

    "Significant Subsidiary" of the Trust means any Subsidiary of the Trust that is a "significant subsidiary" as defined in Rule 1.02(v) of Regulation S-X under the Securities Act.

    "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Debt, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt, or any installment of interest thereon, is due and payable.

    "Subsidiary" means, with respect to any Person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

    "Undepreciated Real Estate Assets" means, as of any date, the amount of real estate assets subject to operating leases, before depreciation and amortization, and the amount of real estate assets subject to direct financing leases of the Trust and its Subsidiaries on such date, determined on a consolidated basis in accordance with GAAP.

    "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

    The meaning of certain of the terms and phrases used in the Indenture may be subject to judicial interpretation if required in the context of a proceeding to enforce a Note holder's rights under the Indenture or otherwise. For example, the meaning of the phrase "all or substantially all of its assets" under New York law, the governing law under the Indenture, has not been definitively established. Its meaning in the context of a specific proceeding, including one involving a Change of Control, will involve a fact specific analysis and an application of the existing case law to those facts. As a result, there can be no assurance as to the meaning which a court will ascribe to such phrase or any other term or phrase used in the Indenture which is subject to interpretation.

                                    TAXATION

FEDERAL INCOME TAXATION

    The Trust believes that it has operated, and it intends to continue to operate, in such manner as to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), but no assurance can be given that it will at all times so qualify. In the opinion of Steinhart & Falconer, San Francisco, California, counsel to the Trust, the Trust met the requirements of the Code for qualification as a real estate investment trust for the calendar years 1985 through 1992, the Trust presently meets such requirements, and the Trust's contemplated method of operation as described in this Prospectus will enable it to meet such requirements in subsequent periods. In rendering its opinion, counsel to the Trust has relied, as to factual determinations and conclusions necessary for such opinion, on representations of management.

    The provisions of the Code pertaining to real estate investment trusts are highly technical and complex. The following is a general summary of certain provisions which currently govern the federal income tax treatment of the Trust and its shareholders. For the complete statutory and regulatory provisions, refer to Sections 856 through 860 of the Code and the regulations promulgated thereunder. The following summary is qualified in its entirety by such reference.

    To qualify to be treated as a real estate investment trust for a taxable year under the Code, the Trust must meet certain requirements. Its principal activities must be real estate related. Generally, at least 75% of the total assets of the Trust must consist of real estate assets, cash or governmental securities, and at least 75% of its gross income must be derived from real estate activities, including rents from real property and interest on mortgage obligations. However, the Tax Reform Act of 1986 authorizes the investment of the proceeds of certain securities offerings of the Trust for up to one year in stock or debt investments that do not qualify as real estate assets or yield real estate income. At least 95% of the Trust's gross income must consist of such gross income derived from real estate activities, plus dividends, interest or gains from disposing of stock or securities. Additionally, gross income from the sale or other disposition of stock and securities held for less than one year and of real property held for less than four years must comprise less than 30% of the gross income of the Trust.

    Although rent or interest income of the Trust may be based on a fixed percentage of receipts or sales, rental or interest income of the Trust may not be determined by reference to the net profits of a lessee or obligor except where the lessee or obligor itself leases the property and derives income that would be qualified rents if received by the Trust directly. The Code requires that the shares of the Trust be held by at least 100 shareholders and that the Trust annually distribute at least 95% of its real estate investment trust taxable income to its shareholders. The Code discourages the Trust from buying and selling property as a dealer by imposing a 100% tax on the net income (not reduced by losses) from such sales with some limited exceptions. For any investment requiring direct management or which provides services to tenants (other than services that a tax exempt organization may provide to its tenants without causing its rental income to be "unrelated business income") an independent property manager is required by the Code. In 1992, the Trust obtained a comprehensive private letter ruling from the national office of the Internal Revenue Service stating that the property management activities engaged in by the Trust with respect to its properties are permissible activities for a real estate investment trust.

    So long as the Trust qualifies for taxation as a real estate investment trust, the Trust itself will generally be taxable only on its undistributed income. Distributions made to its shareholders out of current or accumulated earnings and profits will generally be taxed to them as ordinary income. A distribution by the Trust of net capital gains will be treated as a capital gain to shareholders to the extent properly designated by the Trust as a capital gain dividend. A distribution in excess of current or accumulated earnings and profits will constitute a non-taxable return of capital, to the extent of the shareholder's basis in his or her shares. To the extent such a distribution is greater than such basis, it will be treated as capital gain.

    Failure of the Trust to qualify during any taxable year as a real estate investment trust could, unless certain relief provisions were available, have a material adverse effect on the Trust. The Trust would be subject to federal income tax at corporate rates on all of its taxable income and would not be able to deduct the dividends it paid, which could result in a discontinuation of or substantial reduction in dividends to shareholders. In addition, the Trust's financial condition could be impaired materially if federal income tax liability were imposed as a result of an inadvertent termination of the Trust's real estate investment trust status or imposition of a 100% penalty tax with respect to a prior year.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an Underwriting  Agreement,
dated                  ,  1994, the Trust has agreed  to sell to the Underwriter
named below (the "Underwriter"), and the Underwriter has agreed to purchase, the principal amount of the Notes set forth below opposite its name.

                                                                                                PRINCIPAL
UNDERWRITER                                                                                       AMOUNT
- --------------------------------------------------------------------------------------------  --------------
Donaldson, Lufkin & Jenrette Securities Corporation.........................................  $   50,000,000
                                                                                              --------------
    Total...................................................................................  $   50,000,000
                                                                                              --------------
                                                                                              --------------

    The Underwriter has advised the Trust that it proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of % of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a discount not in excess of % of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Notes will not be listed on any securities exchange, and there can be no assurance that there will be an active secondary market for the Notes. From time to time, the Underwriter may make a market in the Notes; however, at this time no determination has been made as to whether the Underwriter will make a market in the Notes.

    The   Trust  has  agreed  to  indemnify  the  Underwriter  against  or  make contributions relating to certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL OPINIONS

    Certain matters with respect to the legality of the securities offered hereby will be passed upon for the Trust by Steinhart & Falconer, San Francisco, California and for the Underwriter by Shearman & Sterling, San Francisco, California. Steinhart & Falconer will rely with respect to certain matters of New York law on the opinion of Shearman & Sterling.

                                    EXPERTS

    The financial statements of Western Investment Real Estate Trust as of December 31, 1992 and 1991 and for each of the years in the three year period ended December 31, 1992, incorporated herein by reference, have been incorporated herein by reference in reliance on the report of KPMG Peat Marwick, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic and current reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning trustees and officers, their remuneration and any material interest of such persons in transactions with the Trust, as of particular dates, is disclosed in proxy statements distributed to shareholders of the Trust and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Northern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. Certain of the Trust's securities are listed on the American Stock Exchange.

    This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, herein referred to as the "Registration Statement") filed by the Trust under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Trust and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Trust with the Commission under the Exchange Act are incorporated by reference in this Prospectus:

    (a) The Trust's Annual Report on Form 10-K for the year ended December 31, 1992.

    (b) The Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993.

    All documents filed by the Trust pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Trust hereby undertakes to furnish, without charge, to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such documents should be directed to Mr. Dennis D. Ryan, Chief Financial Officer, Western Investment Real Estate Trust, 3450 California Street, San Francisco, California 94118, telephone
(415) 929-0211.

                                         [GRAPHIC]

 The Trust's Country Gables Shopping Center located in Granite Bay, California.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR BY THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER THE CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 -------------

                               TABLE OF CONTENTS

                                          PAGE
Prospectus Summary......................    3
Use of Proceeds.........................    5
Capitalization..........................    5
Selected Financial Information..........    6
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.............................    7
Business and Properties.................   11
Description of the Notes................   18
Taxation................................   34
Underwriting............................   36
Legal Opinions..........................   36
Experts.................................   36
Available Information...................   36
Incorporation of Certain Documents by
 Reference..............................   37

                                  $50,000,000

                               WESTERN INVESTMENT
                               REAL ESTATE TRUST

                              % SENIOR NOTES DUE 2004

                                ----------------

                                   PROSPECTUS
                                ----------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          GRAPHICS APPENDIX



1. Graphic inside front cover -- Prospectus: map of California and Nevada displaying each city in both states in which the Trust has an interest in at least one property.

2. Graphic inside back cover -- Prospectus: picture of the Trust's Country Gables Shopping Center located in Granite Bay, California.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Estimated expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, hereunder are as follows:

SEC Registration Fee................................................  $  17,241
Blue Sky Fees and Expenses..........................................     20,000
Printing and Engraving Expenses.....................................     60,000
Accounting Fees and Expenses........................................     50,000
Legal Fees and Expenses.............................................     80,000
Trustee Fees........................................................     10,000
Miscellaneous.......................................................     12,759
                                                                      ---------
    Total...........................................................  $ 250,000
                                                                      ---------
                                                                      ---------

ITEM 15. INDEMNIFICATION OF TRUSTEES AND OFFICERS.

    Section 2.7 of the Declaration of Trust, as amended, provides that any trustee or officer of the Trust, whether or not still in office, made a party to any action, suit or proceeding or against whom a claim or liability is asserted because he is or was a trustee or officer of the Trust shall be indemnified and held harmless by the Trust against judgments, fines, amounts paid on account thereof (whether in settlement or otherwise) and reasonable expenses, including attorneys fees actually and reasonably incurred by him in connection with the defense of such action, suit or proceeding or in connection with the appeal therein, whether or not the same proceeds to judgment or is settled or otherwise brought to a conclusion. Such rights of indemnification and reimbursement shall be satisfied only out of the assets of the Trust. Under Section 2.5 of the Declaration of Trust, as amended, no shareholder shall be personally or individually liable for any claim against the trustees or officers. No person shall be indemnified or reimbursed for any claim, obligation or liability which shall have been adjudicated, or in case of settlement, which in the opinion of counsel for the Trust would, if adjudicated, have likely been adjudicated to have arisen out of or been based upon such person's willful misfeasance, bad faith, gross negligence or reckless disregard of duty or for his failure to act in good faith in the reasonable belief that his action was in the best interests of the Trust. The Trust has entered into individual indemnification agreements with each trustee and officer of the Trust.

    The Underwriting Agreement (Exhibit 1) provides for indemnification by the Underwriter of the Trust and its officers and trustees, and by the Trust of the Underwriter, for certain liabilities arising under the Securities Act of 1933 or otherwise.

ITEM 16. EXHIBITS.

EXHIBIT NO.                                  EXHIBIT
- ------------   -------------------------------------------------------------------
        1  *   Form of Underwriting Agreement relating to the Senior Notes
      4.1  *   Form of Indenture relating to the Senior Notes, between Western
                Investment Real Estate Trust and Boatmen's Trust Company
      4.2  *   Form of Notes (included as part of Indenture filed as Exhibit 4.1 hereof)
      4.3  +   Declaration of Trust
        5  *   Opinion of Steinhart & Falconer regarding the legality of the Notes
        8  *   Opinion of Steinhart & Falconer regarding certain tax matters
       12  *   Statement Regarding Computation of Earnings to Fixed Charges
     23.1  *   Consent of Steinhart & Falconer (contained in Exhibits 5 and 8)
     23.2      Consent of KPMG Peat Marwick (See page II-4)
       24  *   Power of Attorney
       25  *   Form T-1 Statement of Eligibility and Qualification under the Trust
                Indenture Act of 1939 of Boatmen's Trust Company

- --------------------------
* Previously filed.
+ Incorporated by reference to Exhibit 3.1 to the Trust's Form S-3 Registration
  Statement No. 33-22893 filed with the Securities and Exchange Commission on July 1, 1988.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (4)  Insofar  as  indemnification  for  liabilities  arising  under  the
    Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the provisions of Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on this 9th day of February, 1994.


                                           WESTERN INVESTMENT
                                           REAL ESTATE TRUST

                                           By     /s/    DENNIS D. RYAN
                                              ----------------------------------
                                                        Dennis D. Ryan
                                                   CHIEF FINANCIAL OFFICER

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                 SIGNATURES                                     TITLE                             DATE
- ---------------------------------------------  ----------------------------------------  ----------------------
                     O.A. TALMAGE*             Chairman of the Board, President and         February 9, 1994
     -----------------------------------        Trustee and Chief Executive Officer
               (O.A. Talmage)
             CHESTER R. MACPHEE, JR.*          Trustee                                      February 9, 1994
     -----------------------------------
          (Chester R. MacPhee, Jr.)
                WILLIAM A. TALMAGE*            Executive Vice President -- Operations       February 9, 1994
     -----------------------------------        and Trustee
            (William A. Talmage)
                REGINALD B. OLIVER*            Trustee                                      February 9, 1994
     -----------------------------------
            (Reginald B. Oliver)
        *By   /s/  DAVID J. ROMANSKI
       -------------------------------
             (David J. Romanski,
              attorney-in-fact)

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    We consent to the use of our reports incorporated herein by reference and to the reference to our firm under the heading "Experts" in this Registration Statement.

                                           KPMG PEAT MARWICK


San Francisco, California
February 9, 1994